Exhibit 99.2

21274 SWVL Holdings Corp. Proxy Card Rev2 Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

SWVL HOLDINGS CORP

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on December 12, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

1. Election of Directors

	FOR	WITHHOLD AUTHORITY
(1) Esther Dyson	☐	☐
(2) Ahmed Sabbah	☐	☐
(3) Gbenga Oyebode	☐	☐

FOR ALL	WITHHOLD ALL
☐	☐

2 . Ratification of the appointment of Grant Thornton Audit and Accounting Limited (Dubai Branch) as independent registered public accounting firm for the fiscal year ending December 31, 2022.

FOR	AGAINST	ABSTAIN
☐	☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________**2022.**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXYTHIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORSSWVL HOLDINGS CORP21274 SWVL Holdings Corp. Rev2 Back The undersigned appoints Mostafa Kandil and Youssef Salem, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the Class A Ordinary Shares of Swvl Holdings Corp held of record by the undersigned at the close of business on November 9, 2022 at the Annual Meeting of Shareholders of Swvl Holdings Corp to be held on December 13, 2022, or at any adjournment thereof.THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE THREE NOMINEES TO THE BOARD OF DIRECTORS, AND IN FAVOR OF PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.(Continued and to be marked, dated and signed on the other side)Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of ShareholdersThe 2022 Proxy Statement and our 2021 Annual Report to Shareholders are available at: https://www.cstproxy.com/swvl/2022